                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                        TCI SATELLITE ENTERTAINMENT, INC.
           --------------------------------------------------------
                                (NAME OF ISSUER)

1. TCI Satellite Entertainment, Inc. Series A Common Stock, par value $1.00 per share ("Series A Common Stock")
2. TCI Satellite Entertainment, Inc. Series B Common Stock, par value $1.00 per share ("Series B Common Stock")
           --------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

1.  Series A Common Stock:                                      872298104
2.  Series B Common Stock:                                      872298203
           --------------------------------------------------------
                                 (CUSIP NUMBER)

                              Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
           --------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 16, 1998
           --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                    CUSIP Nos.

    Series A Common Stock                                      872298104
    Series B Common Stock                                      872298203
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     Estate of Betsy Magness
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)           N/A. See Item 3 below.

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Colorado
-------------------------------------------------------------------------------
                  (7) Sole Voting  Series A Common Stock                      0
Number of Shares        Power      Series B Common Stock                      0
                  -------------------------------------------------------------
  Beneficially    (8) Shared       Series A Common Stock                      0
                  Voting Power     Series B Common Stock                      0
 Owned by Each    -------------------------------------------------------------
                  (9) Sole         Series A Common Stock                      0
Reporting Person  Dispositive      Series B Common Stock                      0
                  Common Stock
     With           Power
                  -------------------------------------------------------------
                  (10) Shared      Series A Common Stock                      0
                  Dispositive      Series B Common Stock                      0
                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   Series A Common Stock                      0
                                   Series B Common Stock                      0
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)                                                                / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        0% of Series A Common Stock
        0% of Series B Common Stock
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) 00

-------------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER

    Kim Magness, as the personal representative of the Estate of Betsy Magness (the "Betsy Magness Estate"), hereby amends and supplements the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of TCI Satellite Entertainment, Inc. beneficially owned by the Betsy Magness Estate:

    1. TCI Satellite Entertainment, Inc. Series A Common Stock, par value $1.00 per share ("Series A Common Stock"); and

    2. TCI Satellite Entertainment, Inc. Series B Common Stock, par value $1.00 per share ("Series B Common Stock").

The issuer of the Series A Common Stock and the Series B Common Stock (collectively, the "Company Securities") is TCI Satellite Entertainment, Inc. (the "Company"), whose principal executive offices are located at 8085 South Chester, Englewood, Colorado 80112.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 of the Statement is hereby amended and supplemented by adding the following:

    On December 16, 1998, the Betsy Magness Estate distributed, pursuant to the Last Will and Testament of Betsy Magness, its 100% membership interest in Magness Securities, LLC ("Magness LLC"), 50% to Kim Magness and 50% to Gary Magness, as the beneficiaries entitled thereto. Magness LLC directly holds 210,533 shares of Series A Common Stock and 634,621 shares of Series B Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

    Item 4 of the Statement is hereby amended and supplemented by adding the following:

    On December 16, 1998, the Betsy Magness Estate distributed, pursuant to the Last Will and Testament of Betsy Magness, its 100% membership interest in Magness LLC, 50% to Kim Magness and 50% to Gary Magness, as the beneficiaries entitled thereto. The Betsy Magness Estate does not hold any shares of Series A Common Stock or Series B Common Stock as to which there is sole or shared power to vote or dispose of shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5 of the Statement is hereby deleted in its entirety and replaced with the following:

    (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                         AMOUNT AND NATURE OF      PERCENT OF         TOTAL
TITLE OF CLASS           BENEFICIAL OWNERSHIP     CLASS POWER     VOTING POWER
--------------           --------------------     -----------     ------------
                                                                        0%
Series A Common Stock            0(1)                  0%
Series B Common Stock            0(1)                  0%


(1) On December 16, 1998, the Betsy Magness Estate distributed, pursuant to the Last Will and Testament of Betsy Magness, its 100% membership interest in Magness LLC, 50% to Kim Magness and 50% to Gary Magness, as the beneficiaries entitled thereto. The Betsy Magness Estate does not hold any shares of Series A Common Stock or Series B Common Stock as to which there is sole or shared power to vote or dispose of shares.

    (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

       Class of Security                        Sole Power      Shared Power
       -----------------                        ----------      ------------
Series A Common Stock                                0                0
Series B Common Stock                                0                0


     (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in Item 5(a) above.

     (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this
          Item 5.

     (e) The date on which the Reporting Person ceased to be the beneficial owner of more than five percent of class of securities was December 16, 1998.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 13, 1999


ESTATE OF BETSY MAGNESS


/s/ Kim Magness
-----------------------------
Kim Magness, as Personal Representative


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